

September 28, 2010

Frederick J. Barrett
Chairman and Chief Executive Officer
Bill Barrett Corporation
1099 18th Street, Suite 2300
Denver, Colorado 80202

     Re: **Bill Barrett Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed February 23, 2010
               Definitive Proxy Statement on Schedule 14A
               Filed April 9, 2010
               File No. 1-32367

Dear Mr. Barrett:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business and Properties, page 3

1.   We note your brief disclosure on page 72 regarding your use of hydraulic fracturing. Please discuss more fully your use of this technique, identifying the locations where it currently is used.

Exhibit 99.1

2.   We note the following language in Netherland Sewell's report:

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience.

It does not appear that NSAI has "excluded from its consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geosciences." In this regard, we note that the definition of "reserves" in Rule 4-10 (a)(26) of Regulation S-X indicates that "there must exist, or there must be a reasonable expectation that there will exist, the *legal* right to produce or revenue interest in the production." We also note that the definition of proved reserves is contained in Regulation S-X which is an *accounting* regulation. Therefore, we believe NSAI should address this limiting language in one of the following ways, as deemed appropriate:

- Remove the sentence referenced above;

- Replace the referenced sentence with a new statement that is precisely tailored to the expertise of NSAI and the circumstances under which the report was prepared.

Also, ensure that the report discloses the assumptions, data, methods and procedures used pursuant to Item 1202(a)(8)(iv) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed April 9, 2010

Compensation Consultants and Benchmarking Surveys, page 26

3.   We note your disclosure on page 27 of your proxy statement that the Compensation Committee reviewed compensation data compiled by Effective Compensation, Inc. at each of the Committee's February 2008, 2009 and 2010 meetings. Please clarify how the Committee benchmarked to the data set, assuming it was the same annual ECI Oil and Gas Industry Compensation Survey, and describe where the company fit in the data set with respect to its 2009 compensation levels.

4.   Please tell us whether the constituents of the ECI Oil and Gas Industry Compensation Survey, or the subset reviewed for equity awards (mentioned at the bottom of page 28 of your proxy statement), were identified to the Compensation Committee. If they were identified to the Compensation Committee, then they would need to be identified in your executive compensation disclosure. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Engineering Comments

Proved Reserves, page 12

5.   We note your statement, "An additional 7 Bcfe were removed from the proved undeveloped reserves category because they exceeded the five year limit for proved

undeveloped reserves." Please also disclose whether you have material proved undeveloped reserves that are scheduled for development beyond five years after booking. You may refer to Item 1203(d) of Regulation S-K.

6. We note the statement, "The December 31, 2009 proved undeveloped reserves of 484.6 Bcfe result from adding the December 31, 2008 remaining proved undeveloped reserves (294.4 Bcfe) to the proved undeveloped reserves generated in 2009 (190 Bcfe)." Please also disclose the mechanisms by which you generated these 190 BCFE.

Drilling for and producing oil and natural gas are risky activities with many uncertainties that could adversely affect our business, financial condition or results of operations., page 32

7. Please expand your risk factor to discuss the consequences specific to your situation due to loss of hydrocarbon containment during drilling, transportation or processing.

Financial Statements

Note 15 – Supplemental Oil and Gas Information (unaudited), page F-42

8. We note disclosure of two years of detail in "Analysis of Changes in Proved Reserves" on page F-43. Please amend your document to disclose also the detail for 2007.

Standardized Measure, page F-44

9. We note the disclosure of the 2009 average bench mark oil and gas prices. Please tell us the adjusted average prices used in the calculation of your 2009 standardized measure.

A summary of changes in the standardized measure…, page F-45

10. Please modify your table to include "Previously estimated development costs incurred during the period" to comply with FASB ASC 932-235-50-35(g).

Exhibit 99.1

11. We note that all items prescribed by Item 1208(a)(8) of Regulation S-K are not included in your exhibit. Please obtain and file a third party reserve report that includes:

- The purpose for which the report was prepared and for whom it was prepared;

- The adjusted average prices used in the estimation of your 2009 proved reserves;

- The aggregate percentage difference between your proved reserve estimates and those of your third party engineer.

12. We note the statement, "However, in our opinion the estimates of Bill Barrett's proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles." While we understand there are fundamentals of physics, mathematics and economics applied in the estimation of reserves, we are not aware of an official industry compilation of "generally accepted petroleum engineering and evaluation principles." With a view toward disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with them and identify your source of these principles.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696, Alexandra M. Ledbetter at (202) 551-3317, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director